October 12, 2021

U.S. Securities and Exchange Commission Division of Corporation Finance Office of Technology 100 F. Street, N.E. Washington, D.C. 20549		By EDGAR
Attn:	Matthew Derby, Staff Attorney

Re:	IKONICS Corp. Amendment No. 3 to Registration Statement on Form S-4 Filed September 20, 2021 File No. 333-258335

Dear Mr. Derby:

On behalf of IKONICS Corporation (the “Company”), I am pleased to submit this response to the comments of the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on the above-referenced Amendment No. 3 to Registration Statement on Form S-4 filed with the Commission by the Company on September 20, 2021 (the “Filing”). The responses herein should be read in conjunction with the accompanying Amendment No. 4 to Registration Statement on Form S-4 (the “Revised Filing” and, collectively with the Filing, the “Registration Statement”).

The supplemental information set forth herein has been supplied by the Company for use in connection with the Staff’s review of the responses described below, and all such responses have been reviewed and approved by the Company. For convenience, each of the Staff’s consecutively numbered comments is provided as set forth in the letter dated October 6, 2021, followed by the registrant’s response.

Amendment No. 3 to Registration Statement on Form S-4

Cover Page

1.	We note your response to prior comment 1. Please revise to provide the specific voting control, or range of possible percentages, that will be held by your controlling shareholder upon completion of the business combination.

Response: The cover page of the Revised Filing has been modified to reflect voting control based on the Company’s stock price, including a range of possible percentages based on a hypothetical increase or decrease in the referenced stock price.

Unaudited Pro Forma Condensed Combined Financial Information, page 25

2.	We are still considering your response to prior comment 11 that you do not believe separate financial statements for the joint venture are required in accordance with Rule 3-09 of Regulation S-X. However, due to the significance of the joint venture to your business including the entry into significant agreements highlighted in this filing, please explain your consideration of providing separate financial statements in accordance with Rule 3-13 of Regulation S-X.

Response: The Registrant, after consultation with TeraWulf, believes that the existing disclosures relating to Nautilus Cryptomine LLC (“Nautilus”) in the Registration Statement provide an investor with the information necessary for the adequate presentation of the financial condition of TeraWulf. Accordingly, the Registrant respectfully advises that stand-alone financial statements of Nautilus are not necessary or appropriate for an adequate presentation of the financial condition of TeraWulf or for the protection of investors.

Securities and Exchange Commission
October 12, 2021

Nautilus, which commenced operations in May 2021, is in the early stage of developing the Nautilus Cryptomine Facility and has not commenced bitcoin mining operations. The Registration Statement includes substantial disclosure about Nautilus, its operations and its contracts, including the Talen Joint Venture Agreement, the equipment supply agreements with Bitmain Technologies Limited and Minerva Semiconductor Corp., the Nautilus Cryptomine Facility Ground Lease, the Beowulf E&D Facility Operations Agreement and the Talen Corporate Services Agreement. Note 6 to TeraWulf Inc. and its subsidiaries’ unaudited interim condensed consolidated financial statements as of and for the three months ended June 30, 2021 (“TeraWulf Financial Note 6”) includes the condensed financial position and results of operation of Nautilus for the three months ended June 30, 2021, which period includes Nautilus’ commencement of operations. The significant items in Nautilus’ financial statements would be limited to deposits with bitcoin miner suppliers and an intangible asset related to the electricity component of the Nautilus Cryptomine Facility Ground Lease. Each of these items, including the contracts identified above, is discussed in detail in TeraWulf Financial Note 6. The Registrant expects to continue to reassess the provisions of Rules 3-09 and 3-13 of Regulation S-X and the potential appropriateness of separate financial statements of Nautilus in future filings.

3.	We note your response to prior comment 12. Please clarify and confirm whether the sale of the pre-merger business or assets of IKONICS ("Disposition") is required as a condition of the proposed merger. Tell us whether an affirmative vote for the proposed merger requires you to use reasonable best efforts to pursue and consummate the Disposition as soon as reasonably practicable. Please note that if authorization is sought from shareholders for the disposition of a significant business (including spin-offs), unaudited financial statements of that business should be provided in the proxy statements for the same periods as are required for the registrant (along with pro forma information). IKONICS' audited financial statements might satisfy the requirement for historical financial statements of the business to be disposed if it represents substantially all the business to be sold. However, pro forma financial statements should be provided presenting the sale as a discontinued operation for all periods presented in your historical audited financial statements.

Response: The Revised Filing contains supplemental disclosure further clarifying that the Disposition is not required as a condition precedent to closing under the Agreement and Plan of Merger dated June 24, 2021, as amended (the “Merger Agreement”). Section 5.4 of the Merger Agreement prohibits solicitation or facilitation of any proposal that would constitute a Disposition until after IKONICS’ shareholders have voted and, pursuant to Section 5.19 of the Merger Agreement and the form of Contingent Value Rights Agreement (the “CVR Agreement”), we will use reasonable best efforts to consummate the Disposition as soon as reasonably practicable after closing. As stated in the Registration Statement, there is no guarantee that such efforts will be successful or, if successful, that they will occur within the period covered by the CVR Agreement. Although we intend to seek the sale of up to all of the pre-merger business and assets of IKONICS, without definitive terms for such a Disposition, we cannot reasonably estimate the scope of the business or assets to be sold and, therefore, IKONICS’ audited financial statements represent the best available information. It is not currently anticipated that a Disposition will require a vote of the stockholders of Holdco. Accordingly, because there are no active efforts to complete a Disposition and because there are no active efforts from which to reasonably assess probability, it cannot be deemed probable that any Disposition would be consummated within twelve months of the submission of the Revised Filing, no part of the IKONICS business or assets are currently eligible for classification as either discontinued operations or assets held for sale for the periods presented.

Securities and Exchange Commission
October 12, 2021

Background to the Mergers, page 60

4.	Please revise to identify the third-party representative that introduced several potential targets to IKONICS in February 2021.

Response: Each of the potential targets initially contacted IKONICS directly.

Financial Forecasts, page 69

5.	We note your response to prior comment 19. Please revise to provide the expected total hash rate the company intends to deploy for each period presented. Also, include your calculations and a more detailed discussion for arriving at a gross revenue of $437 million in 2022 based on your currently expected delivery schedule and available miners and electricity. In addition, explain how you have a reasonable basis to project financial results, Bitcoin hash rate, and Bitcoin price, six years into the future given that Terawulf has a limited operating history and the historic volatility of Bitcoin and the associated hash rate.

Response: The Revised Filing sets forth the expected total hashrate deployed by TeraWulf for each period presented and a detailed discussion of the assumptions underlying the expected gross revenue of $437 million in 2022. See pages 76, 77 and 78.

TeraWulf’s prospective financial information reflects certain assumptions and estimates with respect to industry performance and economic and financial conditions, as well as assumptions and estimates related to the business and operations of TeraWulf. A summary of material assumptions, and the basis for such material assumptions, underlying TeraWulf’s prospective financial information is set forth starting on page 75 of the Revised Filing. In addition, the Registrant has confirmed as of the date of the Revised Filing that prospective financial information presented in the Revised Filing continues to reflect TeraWulf management’s reasonable view of expected operational and financial results based on prevailing public market dynamics and prior bitcoin mining development and operating experience.

In developing the prospective financial information, TeraWulf management has informed the Registrant that it relied on (i) their recent experience developing and operating a bitcoin mining facility on behalf of a third party, (ii) their long history of developing and operating energy infrastructure, (iii) industry research and market statistics related to trends and developments in the bitcoin mining and power generation sectors and (iv) relative financial performance of certain publicly traded bitcoin mining companies deemed relevant by TeraWulf, including Cipher Mining Inc. (Nasdaq—CIFR), Greenidge Generation Holdings Inc. (Nasdaq—GREE), Marathon Digital Holdings, Inc. (Nasdaq—MARA) and Riot Blockchain, Inc. (Nasdaq—RIOT). In addition, the prospective financial information reflects the terms and conditions of the agreements relating to TeraWulf’s business and operations set forth under “Information About TeraWulf—Agreements Relating to TeraWulf’s Business and Operations.”

TeraWulf's Forecasts, page 72

6.	We note your response to prior comment 21. Please help us better understand why you believe there is a reasonable basis to present a financial forecast beyond one year considering TeraWulf’s limited operation history. Your disclosures should provide information that demonstrates that your projections are reasonable. In this regard, the underlying assumptions should be clearly outlined supporting your revenue growth.

Securities and Exchange Commission
October 12, 2021

Response: TeraWulf’s revenue growth projections are derived from two primary factors affecting margin—namely, (i) the price of bitcoin and (ii) TeraWulf’s share of the global network hashrate.

•	Price of Bitcoin—TeraWulf’s prospective financial information assumes a starting bitcoin price of $35,000 and an increase of 1% per month for the bitcoin price as continued adoption is expected to reduce long-term price volatility. In addition, TeraWulf’s prospective financial information assumes a starting bitcoin price of approximately $35,000 compared to the actual bitcoin price of $47,167 as of August 31, 2021. TeraWulf’s prospective financial information also assumes that the price of a bitcoin will surpass its all-time high of $64,863 (observed in April 2021) in the third quarter of 2026. TeraWulf believes the bitcoin price growth assumption of 1% per month is conservative and reasonable relative to the average historical monthly bitcoin price increases on a one-, three- and five-year basis of approximately 16%, 8% and 11%, respectively, as of August 31, 2021.

•	TeraWulf’s Share of Global Network Hashrate—TeraWulf’s prospective financial information assumes a starting global network hashrate of 234.8 exahash per second and an increase of 1% per month in the global network hashrate, reaching 497.7 exahash per second by December 31, 2027. To put this in context, as of August 31, 2021, the global network hashrate was approximately 120.0 exahash per second, or approximately 40% below the all-time high of 198.5 exahash per second and 49% below the projected starting point of 234.8 exahash per second. Fewer miners and less difficulty means that any miner with operational machines will experience an increase in profitability and more predictable revenue. The recent Chinese restrictions on digital asset mining, for example, are expected to have a positive impact on TeraWulf’s projected revenue and income. If the global network hashrate remains below TeraWulf’s financial projections, TeraWulf would expect revenues to be positively impacted. TeraWulf believes the share of global network hashrate reflected in TeraWulf’s prospective financial information to be conservative and reasonable relative to prevailing bitcoin market dynamics.

In addition, a summary of material assumptions, and the basis for such material assumptions, underlying TeraWulf’s prospective financial information is set forth starting on page 75 of the Revised Filing as well as in the response to Comment 5 above.

7.	Please clarify whether your projections include revenues recognized from the joint venture (Nautilus Cryptomine Facility) and the Lake Mariner Facility. In this respect, we note that you do not present revenues from the joint venture in your statements of operations and your share of the earnings or losses from the joint venture is reflected in the caption “Equity in net loss of investee, net of tax” in the statement of operations. In this regard, the project revenue should be that projected to be recognized by the Lake Mariner Facility only. The projections table should have a separate line-item for your share of the projected earnings or loss from the joint venture and not the revenue recognized from the joint venture. The equity method pick up should be presented as Other Income.

Securities and Exchange Commission
October 12, 2021

Response: The disclosure regarding TeraWulf’s forecasts in the Revised Filing has been modified to include a line item titled “Equity in net income of investee, net of tax” in the table summarizing the key elements of the prospective financial information starting on page 76.

In addition, the Revised Filing includes supplemental disclosure with respect to the total revenue presented on non-GAAP basis that includes TeraWulf’s pro rata projected share of the revenue contributions from the Nautilus Cryptomine Facility. The Registrant, after consultation with TeraWulf, believes that it is appropriate to present this non-GAAP financial measure because TeraWulf management used this non-GAAP financial measure in evaluating the business in order to prepare the prospective financial information as well as because this non-GAAP financial measure was presented to the IKONICS’ board of directors for purposes of evaluating the transactions.

Interests of Certain IKONICS Directors and Executive Officers in the Mergers, page 89

8.	We note your response to prior comment 31. Please revise this section to provide a detailed discussion of Mr. Prager's control of bitcoin mining operations in Hardin MT, Beowulf Energy, LLC, and Marathon Digital Holdings, and the potential conflict of interest that may arise. As part of your disclosure, please include a discussion of the waiver of the corporate opportunities doctrine and the potential impact that may have on the Company. In addition, please include appropriate risk factor disclosure regarding all potential sources of conflict of interest.

Response: Please be advised that Mr. Prager is not a director or executive officers of IKONICS and, therefore these matters are discussed in another location in the Revised Filing. Nonetheless, the Revised Filing has been modified to include supplemental disclosure under the heading “Corporate Opportunities Doctrine” on page 178 and the revised risk factor on pages 46 and 47.

Management's Discussion and Analysis of TeraWulf's Financial Condition and Results of Operations of TeraWulf

Overview, page 129

9.	We note that TeraWulf has entered into an administrative and infrastructure services agreement with Beowulf E&D for the buildout, operations and maintenance of the bitcoin mining facilities anticipated to be developed by TeraWulf. Please revise your MD&A disclosures to discuss Beowulf's operating history and performance in operating such facilities. Since the performance and financial condition of Beowulf appears important to the success of your business it appears that audited financial statements for Beowulf should be included in this filing. Refer to Rule 3-13 of Regulation S-X.

Response: The Revised Filing includes supplemental disclosure of Beowulf Electricity & Data Inc.’s (“Beowulf E&D”) and/or its affiliates’ activities in the design, operation and maintenance of bitcoin mining facilities or relevant components thereof. Please see page 137.

Beowulf E&D commenced operations in April 2021 and, therefore, does not have significant operating history to disclose. However, its employees do have relevant experience in the buildout, operations and maintenance of bitcoin mining facilities or relevant components thereof, as noted in the supplemental disclosure referenced above, as well as other applicable skills as required to fulfill Beowulf E&D’s obligations under the administrative and infrastructure services agreement. As described in the Registration Statement, services provided by Beowulf E&D pursuant to the administrative and infrastructure services agreement include services related to the development and operation of bitcoin mining centers and administrative support services.

Securities and Exchange Commission
October 12, 2021

Although the employees of Beowulf E&D have expertise in these areas and there is distinct value in having such disparate services available in one service provider, the majority of these services are readily available from independent entities in the marketplace, especially given the recent growth in the bitcoin mining industry and its parallels in certain respects to both the data center industry and the power generation industry. Therefore, the Registrant, after consultation with TeraWulf, believes that, although the performance by Beowulf E&D of services to be provided pursuant to the administrative and infrastructure services agreement is important to the success of the business, it is not required for the success of the business given market alternatives. For these reasons, the Registrant believes that the presentation of stand-alone financial statements of Beowulf E&D are not necessary or appropriate for an adequate presentation of the financial condition of TeraWulf or for the protection of investors.

Liquidity and Capital Resources, page 131

10.	We note your revised disclosures in response to prior comment 26 that indicate TeraWulf believes that execution of the short-term and long-term funding options, if successful, alleviates substantial doubt as to TeraWulf’s ability to continue as a going concern. Please explain in greater detail why you believe your funding options alleviate substantial doubt as to your ability to continue as a going concern. We refer to ASC 205-40-50-(12 through 14).

Response: The Revised Filing has been modified to include supplemental disclosure in response to the Staff’s comment. Please see the revised disclosure under “Liquidity and Capital Resources” starting on page 137.

TeraWulf Unaudited Condensed Consolidated Financial Statements Note 6. Joint Venture, page H-15

11.	Please revise your statements of cash flows to separately present the gross amounts for the deposits and reimbursements disclosed in this footnote. Clarify your non-cash activities and how they reconcile to the disclosures in your footnote. That is, tell us your consideration of presenting the transfer of certain arrangements to the joint venture as non-cash activities in your statements of cash flows.

Response: The Revised Filing includes supplemental disclosure in TeraWulf Financial Note 6 to reconcile the amounts of Nautilus-related deposits and reimbursement to the gross presentation of such items in the condensed combined statement of cash flows for such period. The Registrant, after consultation with TeraWulf, also advises that, regarding the assignment of the Minerva Purchase Agreement by TeraWulf to Nautilus, approximately $11.9 million “Contribution of deposits on plant and equipment to joint venture” included in non-cash activities in the condensed consolidated statement of cash flows for the three months ended June 30, 2021 represents TeraWulf’s portion (i.e., 50%) of the $23.7 million “Deposits on plant and equipment” previously included as a cash activity as a component of cash used in investing activities in TeraWulf’s statement of cash flow for the period from February 8, 2021 (date of inception) to March 31, 2021. The Registrant, after consultation with TeraWulf, believes that the deposit represents a cash activity when paid to Minerva Semiconductor Corp. during the period ended March 31, 2021 and a non-cash activity when the Minerva Purchase Agreement was assigned to Nautilus during the three months ended June 30, 2021. Please see TeraWulf Financial Note 6 starting on page H-15.

12.	We note that in connection with the execution of the Ground Lease, Nautilus recorded an intangible asset, included in noncurrent assets in the condensed balance sheet, of $29.3 million related to the excess of the fair value of the electricity Talen is required to provide over the price for which Nautilus is paying for such electricity, with a corresponding $29.3 million recorded as an in-kind contribution receivable. Explain your disclosures that indicate at the close of the period on December 31, 2021, the temporary basis difference is expected to no longer exist. Describe your accounting with respect to the temporary basis differences that is expected to longer exist and clarify your accounting for similar transactions subsequent to December 31, 2021. In addition, explain whether there is a connection with the excess fair value of the electricity associated with the Ground Lease and your disclosures on page 129 that state “TeraWulf will benefit from one of the lowest electricity costs among its publicly traded bitcoin mining peers at approximately $0.025 per kilowatt-hour.”

Securities and Exchange Commission
October 12, 2021

Response: The Registrant, after consultation with TeraWulf, advises that the temporary basis difference is expected to no longer exist by December 31, 2021 because, per the Talen Joint Venture Agreement, (1) the in-kind Talen contribution receivable is deemed to be contributed periodically over a six-month period commencing on July 1, 2021 and ending on December 31, 2021 and (2) over this period, TeraWulf’s cash contributions to fund Nautilus’ business requirements will be commensurately adjusted so that the total TeraWulf cash contributions over the deemed contribution period ending on December 31, 2021 will be equal to the total of the Talen cash and in-kind deemed contributions. Because the temporary basis difference resolves per the Talen Joint Venture Agreement over a short period of time, the Registrant, after consultation with TeraWulf, believes the appropriate treatment of such a temporary basis difference is as a disclosure item. The Revised Filing contains supplemental disclosure in TeraWulf Financial Note 6 starting on page H-15.

The fair value of the electricity associated with the Nautilus Cryptomine Facility Ground Lease of $29.3 million is the fair market value of the discount (i.e., the excess of the fair value of the electricity that Talen is obligated to deliver to Nautilus pursuant to the Nautilus Cryptomine Facility Ground Lease over the price which Nautilus is paying for such electricity) provided to Nautilus by Talen pursuant to the electricity supply component of the Nautilus Cryptomine Facility Ground Lease. TeraWulf’s referenced $0.025 per kilowatt-hour average cost of electricity reflects the delivered energy charge pursuant to the Nautilus Cryptomine Facility Ground Lease (i.e., incorporating such discounted pricing). Without the impact of Talen’s $29.3 million in-kind contribution to Nautilus, TeraWulf’s total average cost of electricity would be $0.028 per kilowatt-hour.

General

13.	We note that the Company entered into contractual agreements with Beowulf E&D and Somerset, entities controlled by Mr. Prager, and that the corporate opportunities doctrine will be waived. Please tell us how you incorporated Mr. Prager's voting control of the Company as well as the control of Somerset and Beowulf E&D in determining whether the contractual agreements are substantive. In your response, explain how you would enforce the contracts in the event the Beowulf E&D or Somerset breached the contract terms in light of the fact that Mr. Prager has majority voting power in all three entities.

Response: The Revised Filing has been modified to clarify that the waiver of corporate opportunities applies only to the following specific areas: (i) Mr. Prager’s continuing involvement in (A) the building and operation of a data center for Marathon Digital Holdings, Inc. in Hardin, Montana in connection with its existing bitcoin mining business, (B) the operation of certain power generation assets of Rijnmond Power Holding B.V. in the Netherlands, and (C) the operation of a portfolio of domestic power generation assets owned by Heorot Power Holdings LLC; and (ii) investing in crypto-currencies other than bitcoin. Please see page 178.

The contracts with Beowulf E&D and Somerset Operating Company, LLC relate to the development and operation of TeraWulf’s bitcoin mining operations, and it is not expected that the performance of these contracts will be implicated by the waiver of corporate opportunities.

Securities and Exchange Commission
October 12, 2021

As disclosed in the Registration Statement, TeraWulf’s contracts with Beowulf E&D and Somerset Operating Company, LLC are related party transactions and will be subject to Holdco’s related party transactions policy. Under the terms of the related party transactions policy, the independent members of the audit committee are charged with negotiating any related party contracts or amendments thereto and taking any necessary steps to enforce related party contracts.

14.	In an appropriate location in the prospectus, please revise to include the aggregate amount of consideration that will be paid to entities controlled by Mr. Prager under the current contractual agreements, and tell us why it should not be considered executive compensation for Mr. Prager. To the extent payments made to entities controlled by Mr. Prager would be considered compensation, please revise your executive compensation discussion accordingly.

Response: The Revised Filing includes the aggregate amount of consideration that will be paid to entities controlled by Mr. Prager under the current contractual arrangements. Please see pages 163 and 164.

Mr. Prager does not personally perform services to, or receive remuneration from, either Beowulf E&D or Somerset Operating Company, LLC, and no payments to Mr. Prager are characterized as compensation to Mr. Prager for tax purposes or otherwise. Mr. Prager is an owner of such entities and any payments (e.g., distributions or dividends) received as a result of such equity ownership would not be compensation for services and, accordingly, not disclosed as executive compensation. The Registration Statement includes disclosure of Mr. Prager’s ownership of such entities under the heading “Certain Relationships and Related Party Transaction—TeraWulf Related Party Transactions.”

Please contact us if we can further assist your review of the filings.

Very truly yours,

IKONICS CORPORATION

By:	/s/ Glenn Sandgren
Glenn Sandgren
Chief Executive Officer

cc:	Jon Gerlach, Chief Financial Officer W. Morgan Burns, Faegre Drinker Biddle & Reath LLP Joshua L. Colburn, Faegre Drinker Biddle & Reath LLP W. Jason Deppen, Faegre Drinker Biddle & Reath LLP